EXHIBIT 99
Explanation of Responses
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As of the date of this filing, WPM, L.P. (?WPM?) is the direct record holder of
40,208,769 shares of common stock of Fidelity National Information
Services, Inc. ("FIS"). Such shares were acquired on October 1, 2009 pursuant to the consummation of the merger (the ?Merger?) of Metavante Technologies, Inc. (?Metavante?) with and into Cars Holdings, LLC (?Merger Sub?), a wholly owned subsidiary of FIS pursuant to an Agreement and Plan of Merger, dated as of March 31, 2009, by and among FIS, Merger Sub and Metavante (the ?Merger Agreement?), in exchange for
29,784,274 shares of Metavante common stock owned by WPM immediately prior to the effective time of the Merger. Pursuant to the Merger Agreement, Metavante shareholders received 1.35 shares of FIS common stock in exchange for each share of Metavante common stock they owned on the effective date of the Merger and a de minimis amount of cash in lieu of receiving any fractional shares.
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WPM GP, LLC, a Delaware limited liability company (?WPM GP?), is the sole general partner of WPM. Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (?WP IX?), is the sole member of WPM GP. Warburg
Pincus IX LLC, a New York limited liability company (?WP IX LLC?), is the sole general partner of WP IX. Warburg Pincus Partners, LLC, a New York limited liability company (?WP Partners?), is the sole member of WP IX LLC. Warburg Pincus & Co., a New York general partnership (?WP?), is the managing member of WP Partners. Warburg Pincus LLC, a New York limited liability company (?WP LLC?), manages WP IX. Messrs. Charles
R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended (the ?Exchange Act?), each of WPM GP, WP IX,
WP IX LLC, WP Partners, WP, WP LLC, and Messrs. Kaye and Landy may be deemed to be the beneficial owners of any securities that may be deemed to be beneficially owned by WPM.
Each of WPM GP, WP IX, WP IX LLC, WP Partners, WP,
WP LLC, and Messrs. Kaye and Landy disclaim beneficial
 ownership of all shares of FIS common stock except to the extent of any indirect pecuniary interest therein.
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James Neary, the reporting person, who became a director of FIS on
October 1, 2009 upon the consummation of Merger, is a general partner of WP and a managing director and member of WP LLC. As such, Mr. Neary may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the securities reported as beneficially owned by WPM. Mr. Neary disclaims beneficial ownership of such securities except to the extent of any indirect pecuniary interest therein.